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                     June 20, 2024

       John Meloun
       Chief Financial Officer
       Xponential Fitness, Inc.
       17877 Von Karman Ave, Suite 100
       Irvine, CA 92614

                                                        Re: Xponential Fitness,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-40638

       Dear John Meloun:

               We issued comments to you on the above captioned filing on April 23, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 5, 2024.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services